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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

FTD, INC.
(Name of the Issuer)

FTD, INC.
MERCURY MAN HOLDINGS CORPORATION
NECTAR MERGER CORPORATION
GREEN EQUITY INVESTORS IV, L.P.
GEI CAPITAL IV, LLC
ROBERT L. NORTON
JON R. BURNEY
ANN M. HOFFERBERTH
LAWRENCE W. JOHNSON
GEORGE T. KANGANIS
TIMOTHY D. MELINE
DANIEL W. SMITH
WILLIAM J. VAN CLEAVE
CARRIE A. WOLFE
(Name of Persons Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

639050103
(CUSIP Number of Class of Securities)

Jon R. Burney, Esq. FTD, Inc. 3113 Woodcreek Drive Downers Grove, Illinois 60515 (630) 719-7800	John M. Baumer Mercury Man Holdings Corporation 11111 Santa Monica Boulevard, Suite 2000 Los Angeles, California 90025 (310) 954-0444
(Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)
With copies to:
Timothy J. Melton, Esq. Jones Day 77 West Wacker Drive Chicago, Illinois 60601 (312) 782-3939	Howard A. Sobel, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

  This statement is filed in connection with (check the appropriate box):

☒
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐
The filing of a registration statement under the Securities Act of 1933.
☐
A tender offer.
☐
None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
$421,085,395.38	$34,065.81

*
For purposes of calculating the filing fee only, the transaction valuation was based upon the sum of (i) the product of 15,260,870 shares of Class A common stock, par value $0.01 per share, of FTD, Inc., a Delaware corporation and 1,262,857 shares of Class B common stock, par value $0.0005 per share, of FTD, Inc., at a price of $24.85 per share and (ii) the cash-out or exchange of 939,350 shares of FTD, Inc.'s Class A common stock covered by options to purchase FTD, Inc.'s Class A common stock, at an aggregate cost of $10,470,779.43. The amount of the filing fee, calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, equals $80.90 per million of the amount calculated pursuant to the preceding sentence.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $34,065.81	Filing Party: FTD, Inc.
Form or Registration No.: Preliminary Schedule 14A File No. 000-21277	Dates Filed: November 10, 2003, December 23, 2003, December 31, 2003 and January 20, 2004

INTRODUCTION

        This Amendment No. 4 (this "Amendment") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the "Schedule 13E-3"), first filed on November 10, 2003, is being filed with the Securities and Exchange Commission (the "SEC") in connection with the merger (the "Merger") of Nectar Merger Corporation, a Delaware corporation ("Nectar Merger Corp.") and wholly owned subsidiary of Mercury Man Holdings Corporation, a Delaware corporation ("Mercury Man Holdings Corp."), with and into FTD, Inc., a Delaware corporation ("FTD"), pursuant to the Agreement and Plan of Merger, dated as of October 5, 2003 (the "Merger Agreement"), by and among FTD, Nectar Merger Corp. and Mercury Man Holdings Corp. Pursuant to the Merger Agreement, FTD will continue as the surviving corporation, and each issued and outstanding share of common stock of FTD, other than shares held by dissenting stockholders, will be canceled and converted into the right to receive a cash payment per share, without interest, of $24.85.

        The Merger Agreement provides that, as a condition to the Merger, certain senior officers of FTD, including Robert Norton, FTD's chairman and chief executive officer, must invest at least $4.0 million in the aggregate in the equity of Mercury Man Holdings Corp. In addition to Robert Norton, the investing senior officers consist of Jon Burney, Ann Hofferberth, Lawrence Johnson, George Kanganis, Timothy Meline, Daniel Smith, William Van Cleave and Carrie Wolfe (collectively, the "Management Investors").

        As a result of the Merger, FTD, the issuer of the equity securities which are the subject of the Rule 13e-3 transaction, will become a wholly owned subsidiary of Mercury Man Holdings Corp. This Schedule 13E-3 is being filed by FTD, Nectar Merger Corp., Mercury Man Holdings Corp., Green Equity Investors IV, L.P., a Delaware limited partnership ("Green Equity"), GEI Capital IV, LLC, a Delaware limited liability company ("GEI Capital"), and the Management Investors (collectively, the "Filing Persons").

        Concurrently, with the filing of this Amendment, FTD is filing a definitive proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which the FTD board of directors will solicit proxies from stockholders of FTD in connection with the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1). The information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement.

        The filing of this Schedule 13E-3 will not be construed as an admission by Nectar Merger Corp., Mercury Man Holdings Corp., Green Equity, GEI Capital, the Management Investors or any of their respective affiliates that FTD is "controlled" by or under common "control" with Nectar Merger Corp., Mercury Man Holdings Corp., Green Equity, GEI Capital or any Management Investor or that any of their respective affiliates is an "affiliate" of FTD within the meaning of Rule 13e-3 of the Exchange Act. The information contained in this Schedule 13E-3 and the Proxy Statement concerning each Filing Person was supplied by such Filing Person and no other Filing Person takes responsibility for the accuracy of such information.

Item 1.    Summary Term Sheet.

        The information set forth in the Proxy Statement under the captions "Questions and Answers" and "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   Name and Address.    The information set forth in the Proxy Statement under the caption "Summary Term Sheet—Information About the Filing Persons" is incorporated herein by reference.

        (b)   Securities.    The information set forth in the Proxy Statement under the caption "Summary Term Sheet—Record Date for Voting" is incorporated herein by reference.

        (c)   Trading Market and Price.    The information set forth in the Proxy Statement under the caption "Summary Term Sheet—Trading Market and Price" is incorporated herein by reference.

        (d)   Dividends.    The information set forth in the Proxy Statement under the caption "Summary Term Sheet—Dividends" is incorporated herein by reference.

        (e)   Prior Public Offerings.    None.

        (f)    Prior Stock Purchases.    The information set forth in the Proxy Statement under the caption "Summary Term Sheet—Prior Stock Purchases" is incorporated herein by reference.

Item 3.    Identity And Background Of The Filing Person.

        (a)-(c)    Name and Address; Business and Background of Entities; Business and Background of Natural Persons.    The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Information About the Filing Persons," "Other Matters—Information about Green Equity Investors, GEI Capital, Mercury Man Holdings Corporation and Nectar Merger Corporation" and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference. The business address for the Management Investors is 3113 Woodcreek Drive, Downers Grove, Illinois 60515.

        Directors and Executive Officers of FTD.    The discussion below sets forth for each of the directors and executive officers of FTD, their respective present principal occupation or employment, the name and principal business of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Each person identified below is a United States citizen, unless otherwise noted. Unless indicated otherwise, each person's principal business address is c/o FTD, Inc., 3113 Woodcreek Drive, Downers Grove, Illinois 60515 and each person's business telephone number is (630) 719-7800.

        Set forth below is biographical information regarding each director and executive officer of FTD based on information supplied by them.

        Robert L. Norton.    Mr. Norton is the Chairman of the board of directors and Chief Executive Officer of FTD. Mr. Norton has served as Chairman of the board of directors of FTD since June 2000, as Chief Executive Officer since October 2000, as President from January 1999 through October 2002 and as a director of FTD since January 1999. Mr. Norton has also served as the President and Chief Executive Officer of Florists Transworld Delivery, Inc. ("FTDI"), and as a director of FTDI, since 1997. He has served as Chairman of the board of directors of FTDI since June 2000. He also serves as a director of FTD.COM Inc. ("FTD.COM"), a position he has held since September 2002. Mr. Norton also serves as Secretary/Treasurer of Interflora, Inc. and was elected to a two year term as World President of Interflora, Inc. in July 2003.

        In February 2000, Mr. Norton consented to the entry of an SEC administrative cease and desist order resolving certain allegations involving the financial statements of his predecessor employer, JoAnn Stores. Mr. Norton, without admitting or denying the allegations, consented to the entry of an order finding that he violated or caused violations of certain federal securities laws by signing and approving JoAnn Stores' Annual Report on Form 10-K for the fiscal year ended February 1, 1992,

Form S-3 Registration Statement relating to a March 1992 public debt offering and Forms 10-Q for the first three quarters of fiscal year 1993.

        Christopher J.D. Ainsley.    Mr. Ainsley has served as a director of FTD since August 2002. Mr. Ainsley has been the President and Chief Executive Officer of Wolters Kluwer Health ("Wolters Kluwer"), a multinational information services company, since September 2001. He previously served as Vice President of Organic Growth for Wolters Kluwer from September 2000 to September 2001. From January 2000 to September 2000, Mr. Ainsley was the President and Chief Executive Officer of Croner CCH Group, a subsidiary of Wolters Kluwer that provides legal materials to professionals in the United Kingdom. Prior to 2000, Mr. Ainsley held the position of Publisher, Business and Finance Group with CCH Incorporated, Wolters Kluwer's largest professional publishing and software company. Mr. Ainsley is a citizen of the United Kingdom.

        Jon R. Burney.    Mr. Burney has served as Vice President, General Counsel and Secretary of FTDI and Secretary of FTD since October 2000. As of June 2002, he was given the additional duties of Vice President and General Counsel of FTD and Vice President, General Counsel and Secretary of FTD.COM. Mr. Burney has also served as Assistant Secretary of Interflora, Inc. since September 2002. Prior to joining FTD, Mr. Burney practiced law and served as President of the firm of Burney and Herthneck Co. L.P.A. in Cleveland, Ohio.

        Habib Y. Gorgi.    Mr. Gorgi has served as director of FTD since January 1997. Mr. Gorgi also serves as a director of FTDI. Mr. Gorgi has been a Managing Director of Nautic Partners, LLC (formerly known as Navis Partners, LLC) ("Nautic Partners") since its inception in June 2000. Prior to founding Nautic Partners, Mr. Gorgi was President of Fleet Private Equity Co., Inc., the predecessor to Nautic Partners, from January 1996 to August 2000. Mr. Gorgi is also a director of several privately-held companies.

        Ann M. Hofferberth.    Ms. Hofferberth was appointed as Executive Vice President of Specialty Wholesaling of FTDI in March 2002. From January 2001 to March 2002, Ms. Hofferberth served as Chief Merchandising Officer of FTD.COM. From July 1996 to December 2000, she was President of Hallmark Card's Specialty Retail Group, otherwise known as Hallmark Gold Crown stores.

        Lawrence W. Johnson.    Mr. Johnson was appointed as the Executive Vice President, Mercury Technology of FTDI in October 2003. From 1997 to October 2003, Mr. Johnson served as the Vice President, Human Resources, the Director of Administration and the Tax Manager of FTD.

        George T. Kanganis.    Mr. Kanganis has served as the Executive Vice President of Sales of FTD since October 2000. From 1995 to 2000, he served as Vice President, National Accounts at Teleflora.

        Stephen G. Kasnet.    Mr. Kasnet has served as a director of FTD since August 2002. Mr. Kasnet has been the President and Chief Executive Officer of Harbor Global Company, Ltd. since June 2000 and the President of PREA, LLC since 1996. Since June 2000, Mr. Kasnet has served as President and Chief Executive Officer of Calypso Management LLC. From 1998 to 2000, he was the Executive Vice President of The Pioneer Group, Inc. ("Pioneer Group"), a financial services company, and the President of Pioneer Global Investments, a division of Pioneer Group. From 1995 to 1998, Mr. Kasnet was a Vice President of Pioneer Group. From 1998 to May 2002, Mr. Kasnet served as a director and, from 1998, as Chairman of Forest-Starma, a subsidiary of the Pioneer Group. Mr. Kasnet currently serves as a director of PIOGLOBAL Asset Management (formerly, Pioneer First Management Company), Chairman of PIOGLOBAL Real Estate Investment Fund, PIOGlobal Corporation and Pioglobal First Russia, Inc. He is also President of Pioglobal Omega, LLC, PIOGlobal Corporation and Pioglobal First Russia, Inc. In addition, Mr. Kasnet has been a director of Rubicon Limited since 2001 and has served as Chairman of the board of directors of Warren Bancorp and Warren Five Cents Savings Bank since 1990.

        Timothy D. Meline.    Mr. Meline has served as the Vice President of Human Resources of FTD since October 2003. From July 2003 to October 2003, he served as Human Resources Manager of FTD, and from December 1998 to July 2003, he served as a Human Resources Generalist at FTD.

        Stephen G. Pagliuca.    Mr. Pagliuca has served as a director of FTD since January 2000. Mr. Pagliuca also serves as a director of FTDI. Mr. Pagliuca has been a Managing Director of Bain Capital Partners, LLC, a private equity firm, since 1989. Mr. Pagliuca is also a director of Gartner Group, Ameritrade Holding Corp. and Instinet Group, Inc.

        Richard C. Perry.    Mr. Perry has served as a director of FTD and FTDI since December 1994. Mr. Perry is the President and Managing Member of Perry Capital LLC, founded in 1988, and the President of Perry Corp., both of which are private money management firms. Mr. Perry founded Perry Corp. in 1988. Mr. Perry is also a director of Endurance Specialty Insurance, Ltd. and Radio & Records, Inc.

        Daniel W. Smith.    Mr. Smith was appointed the Executive Vice President of FTD.COM in October 2002. Since joining FTD in March 1998, Mr. Smith has served in various positions, including as the Direct Marketing Manager of FTD from March 1998 to July 1999, the Director of Direct Marketing of FTD.COM from July 1999 to July 2002, and the Vice President of Marketing at FTD.COM from July 2002 to October 2002.

        Michael J. Soenen.    Mr. Soenen has served as the President and Chief Operating Officer of FTD and FTDI since October 2002 and a director of FTD since November 2002. From May 1999 until October 2002, Mr. Soenen served as President and Chief Executive Officer of FTD.COM. From January 1997 through May 1999, he served as Vice President-Marketing of FTDI and Director of Sales Promotion for FTDI.

        William J. Van Cleave.    Mr. Van Cleave was appointed as the Executive Vice President of Member Services of FTD in March 2002. He also served as Executive Vice President of Mercury Technology from July 2002 to December 2002. From August 1999 through March 2002, Mr. Van Cleave served as Vice President-Marketing of FTD.COM. Prior to joining FTD in August 1999, he was the Marketing Director of americangreetings.com, the Internet marketing division of American Greetings Corporation, from November 1995 to July 1999.

        Carrie A. Wolfe.    Ms. Wolfe was appointed as the Chief Financial Officer and Treasurer of FTD in March 2002. Ms. Wolfe has also served as Chief Financial Officer of FTD.COM since June 2001. From November 1999 to June 2001, Ms. Wolfe served as Vice President-Finance and Accounting and Controller of FTD.COM. Prior to joining FTD in November 1999, she was Director of Finance and Director of Financial Reporting, as well as serving in various other capacities, at Whitman Corporation (now Pepsi Americas), from October 1995 to November 1999.

        The principal business address of Wolters Kluwer is 161 North Clark Street, Chicago, Illinois 60601. The principal business address of Croner CCH Group and CCH Incorporated is 2700 Lake Cook Road, Riverwoods, Illinois 60015.

        The principal business address of Burney and Herthneck Co. L.P.A., prior to its dissolution, was 20220 Center Ridge Road, Rocky River, Ohio 44116.

        The principal business address of Nautic Partners is 50 Kennedy Plaza, 12th Floor, Providence, Rhode Island 02903. The principal business address of Fleet Private Equity Co., Inc. is 50 Kennedy Plaza, Providence, Rhode Island 02903.

        The principal business address of Hallmark Cards is 2501 McGee Street, P.O. Box 419580, Kansas City, Missouri 64141-6580.

        The principal business address of Teleflora is 11444 West Olympic Boulevard, Los Angeles, California 90064.

        The principal business address of Harbor Global Company, Ltd., Calypso Management LLC and PREA, LLC is One Faneuil Hall Marketplace, Boston, Massachusetts 02109. The principal business address of Pioneer Group and Pioneer Global Investments is 60 State Street, Boston, Massachusetts 02109. The principal business of Forest-Starma is 1 Alleya Truda, Komsomlsk-On-Amur, Khaborovsk Territory, Russian Federation. The principal business address of PIOGLOBAL Asset Management, PIOGLOBAL Real Estate Investment Fund, PIOGlobal Corporation and Pioglobal First Russia, Inc. is Gazettny 5, Moscow, Russia. The principal business address of Rubicon Limited is Fanshawe Street, Auckland, New Zealand. The principal business address of Warren Bancorp and Warner Five Cent Savings Bank is Main Street, Peabody, Massachusetts.

        The principal business address of Bain Capital Partners, LLC is 111 Huntington Avenue, Boston, Massachusetts 02199. The principal business address of Gartner Group is 56 Top Gallant Street, Stamford, Connecticut 06902. The principal business address of Ameritrade Holding Corp. is 4211 South 102ndStreet, Omaha, Nebraska 68127. The principal business address of Instinet Group, Inc. is Three Times Square, New York, New York 10036.

        The principal business address of Perry Capital, LLC and Perry Corp. is 599 Lexington Avenue, New York, NY 10022. The principal business address of Endurance Specialty Insurance, Ltd. is 48 Par-la-Ville Road, Suite 784, Hamilton, HM11, Bermuda. The principal business address of Radio & Records, Inc. is 10100 Santa Monica Boulevard, Los Angeles, California 90067.

        The principal business address of American Greetings Corporation is One American Road, Cleveland, Ohio 44144.

        The principal business address of the Whitman Corporation (now Pepsi Americas) is 3501 Algonquin Road, Rolling Meadows, Illinois 60008.

        Unless otherwise indicated, to their knowledge, during the last five years, none of FTD's directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violations of such laws.

Item 4.    Terms Of The Transaction.

        (a)    Material Terms.

        (1)    Not applicable.

        (2)(i)    The information set forth in the Proxy Statement under the captions "Questions and Answers" and "Summary Term Sheet" is incorporated herein by reference.

        (2)(ii)    The information set forth in the Proxy Statement under the captions "Questions and Answers," "Summary Term Sheet—What You Will Be Entitled to Receive in the Merger" and "The Merger—Payment of Merger Consideration and Surrender of Stock Certificates" is incorporated herein by reference.

        (2)(iii)    The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Recommendation of Our Board of Directors; Fairness of the Merger," "Special Factors—Background of the Merger," "Special Factors—Recommendation of Our Board of Directors; Fairness of the Merger," "Special Factors—The Position of Green Equity Investors, GEI Capital, Mercury Man Holdings Corporation and Nectar Merger Corporation as to the Fairness of the Merger," "Special

Factors—The Position of the Management Investors as to the Fairness of the Merger," "Special Factors—Purpose and Reasons for the Merger" and "Special Factors—Structure of the Merger" is incorporated herein by reference.

        (2)(iv)    The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Procedures Relating to Your Vote at the Special Meeting" and "The Special Meeting—Voting Rights; Vote Required for Adoption" is incorporated herein by reference.

        (2)(v)    The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Interests of Our Directors and Officers in the Merger" and "Special Factors—Interests of Our Directors and Officers in the Merger" is incorporated herein by reference.

        (2)(vi)    The information set forth in Proxy Statement under the caption "The Merger—Accounting Treatment" is incorporated herein by reference.

        (2)(vii)    The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders" and "Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders" is incorporated herein by reference.

        (c)   Different Terms.    The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Interests of Our Directors and Officers in the Merger" and "Special Factors—Interests of Our Directors and Officers in the Merger" is incorporated herein by reference.

        (d)   Appraisal Rights.    The information set forth in the Proxy Statement under the captions "Questions and Answers," "Summary Term Sheet—Appraisal Rights" and "The Merger—Appraisal Rights" is incorporated herein by reference.

        (e)   Provisions for Unaffiliated Security Holders.    None.

        (f)    Eligibility for Listing or Trading.    Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations And Agreements.

        (a)   Transactions.

        (1)   The information set forth in the Proxy Statement under the captions "Special Factors—Background of the Merger" and "Certain Transactions with Directors, Executive Officers and Affiliates" is incorporated herein by reference.

        (2)   The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Interests of Our Directors and Officers in the Merger," "Special Factors—Interests of Our Directors and Officers in the Merger" and "Certain Transactions with Directors, Executive Officers and Affiliates" is incorporated herein by reference.

        (b)-(c)    Significant Corporate Events; Negotiations or Contacts.    The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Interests of Our Directors and Officers in the Merger," "Special Factors—Background of the Merger," "Special Factors—Interests of Our Directors and Officers in the Merger," "Special Factors—Purpose and Reasons for the Merger, "Special Factors—Structure of the Merger" and "Certain Transactions with Directors, Executive Officers and Affiliates" is incorporated herein by reference.

        (e)    Agreements Involving the Subject Company's Securities.    The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Interests of Our Directors and Officers in the Merger," "Special Factors—Background of the Merger," "Special Factors—Interests of Our Directors and Officers in the Merger" and "Certain Transactions with Directors, Executive Officers and

Affiliates" is incorporated herein by reference. The information set forth in Exhibits (d)(1)-(4) hereto is incorporated herein by reference.

Item 6.    Purposes Of The Transaction And Plans Or Proposals.

        (b)   Use of Securities Acquired.    The information set forth in the Proxy Statement under the captions "Special Factors—Purpose and Reasons for the Merger," "Special Factors—Structure of the Merger," "Special Factors—Effects of the Merger; Plans or Proposals After the Merger" and "The Merger—Payment of Merger Consideration and Surrender of Stock Certificates" is incorporated herein by reference.

        (c)   Plans.

        (1)-(8)    The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Interests of Our Directors and Officers in the Merger," "Summary Term Sheet—Dividends," "Special Factors—Purpose and Reasons for the Merger, "Special Factors—Structure of the Merger," "Special Factors—Effects of the Merger; Plans or Proposals After the Merger," "Special Factors—Interests of Our Directors and Officers in the Merger," "The Merger—Financing of the Merger" and "The Merger Agreement" is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons And Effects.

        (a)   Purposes.    The information set forth in the Proxy Statement under the captions "Special Factors—Background of the Merger," "Special Factors—Purpose and Reasons for the Merger" and "Special Factors—Structure of the Merger" is incorporated herein by reference.

        (b)   Alternatives.    The information set forth in the Proxy Statement under the captions "Special Factors—Background of the Merger," "Special Factors—Recommendation of Our Board of Directors; Fairness of the Merger," and "Special Factors—Risk that the Merger Will Not Be Completed" is incorporated herein by reference.

        (c)   Reasons.    The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Recommendation of Our Board of Directors; Fairness of the Merger," "Summary Term Sheet—Opinion of Goldman, Sachs & Co.," "Special Factors—Background of the Merger," "Special Factors—Recommendation of Our Board of Directors; Fairness of the Merger," "Special Factors—Our Position as to the Procedural Fairness of the Merger," "Special Factors—Opinion of Goldman, Sachs & Co.," "Special Factors—The Position of Green Equity Investors, GEI Capital, Mercury Man Holdings Corporation and Nectar Merger Corporation as to the Fairness of the Merger," "Special Factors—The Position of the Management Investors as to the Fairness of the Merger" and "Special Factors—Purpose and Reasons for the Merger," "Special Factors—Structure of the Merger" is incorporated herein by reference.

        (d)   Effects.    The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors—Background of the Merger," "Special Factors—Purpose and Reasons for the Merger," "Special Factors—Structure of the Merger," "Special Factors—Effects of the Merger; Plans or Proposals After the Merger," "Special Factors—Interests of Our Directors and Officers in the Merger," "The Merger—Fees and Expenses of the Merger," "The Merger—Financing of the Merger," "The Merger—Appraisal Rights," "The Merger Agreement" and "Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders" is incorporated herein by reference.

Item 8.    Fairness Of The Transaction.

        (a)-(b)    Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Recommendation of Our Board of Directors; Fairness of the Merger," "Summary Term Sheet—Opinion of Goldman, Sachs & Co.," "Special

Factors—Background of the Merger," "Special Factors—Recommendation of Our Board of Directors; Fairness of the Merger," "Special Factors—Our Position as to the Procedural Fairness of the Merger," "Special Factors—Opinion of Goldman, Sachs & Co.," "Special Factors—Our Projections," "Special Factors—The Position of Green Equity Investors, GEI Capital, Mercury Man Holdings Corporation and Nectar Merger Corporation as to the Fairness of the Merger" and "Special Factors—The Position of the Management Investors as to the Fairness of the Merger" is incorporated herein by reference. The full text of the written opinion of Goldman, Sachs & Co., dated October 5, 2003, is attached to the Proxy Statement as Annex B and is incorporated herein by reference. The written materials presented by Goldman, Sachs & Co. to the FTD Board of Directors on October 5, 2003 are set forth as Exhibit (c)(2) hereto and are incorporated herein by reference.

        (c)   Approval of Security Holders.    The information set forth in the Proxy Statement under the captions "Questions and Answers," "Summary of Term Sheet," "Special Factors—Recommendation of Our Board of Directors; Fairness of the Merger," "Special Factors—The Position of Green Equity Investors, GEI Capital, Mercury Man Holdings Corporation and Nectar Merger Corporation as to the Fairness of the Merger," "Special Factors—The Position of the Management Investors as to the Fairness of the Merger" and "The Special Meeting—Voting Rights; Vote Required for Adoption" is incorporated herein by reference.

        (d)   Unaffiliated Representative.    The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Recommendation of Our Board of Directors; Fairness of the Merger," "Special Factors—Recommendation of Our Board of Directors; Fairness of the Merger," "Special Factors—Our Position as to the Procedural Fairness of the Merger," "Special Factors—The Position of Green Equity Investors, GEI Capital, Mercury Man Holdings Corporation and Nectar Merger Corporation as to the Fairness of the Merger" and "Special Factors—The Position of the Management Investors as to the Fairness of the Merger" is incorporated herein by reference.

        (e)   Approval of Directors.    The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Recommendation of Our Board of Directors; Fairness of the Merger," "Special Factors—Background of the Merger" and "Special Factors—Recommendation of Our Board of Directors; Fairness of the Merger" is incorporated herein by reference.

        (f)    Other Offers.    The information set forth in "Special Factors—Background of the Merger" is incorporated herein by reference.

Item 9.    Reports, Opinions, Appraisals And Negotiations.

        (a)-(c)    Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.    The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Recommendation of Our Board of Directors; Fairness of the Merger," "Summary Term Sheet—Opinion of Goldman, Sachs & Co.," "Special Factors—Background of the Merger," "Special Factors—Recommendation of Our Board of Directors; Fairness of the Merger," "Special Factors—Opinion of Goldman, Sachs & Co.," "Special Factors—Our Position as to the Procedural Fairness of the Merger," "Special Factors—The Position of Green Equity Investors, GEI Capital, Mercury Man Holdings Corporation and Nectar Merger Corporation as to the Fairness of the Merger," "Special Factors—The Position of the Management Investors as to the Fairness of the Merger" and "Where You Can Find More Information" is incorporated herein by reference. The full text of the written opinion of Goldman, Sachs & Co., dated October 5, 2003, is attached to the Proxy Statement as Annex B and is incorporated herein by reference. The written materials presented by Goldman, Sachs & Co. to the FTD Board of Directors on October 5, 2003 are set forth as Exhibit (c)(2) hereto and are incorporated herein by reference.

Item 10.    Source And Amounts Of Funds Or Other Consideration.

        (a)-(d)    Sources of Funds; Conditions; Expenses; Borrowed Funds.    The information set forth in the Proxy Statement under the captions "The Merger—Fees and Expenses of the Merger" and "The Merger—Financing of the Merger" is incorporated herein by reference.

Item 11.    Interest In Securities Of The Subject Company.

        (a)   Securities Ownership.    The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Interests of Our Directors and Officers in the Merger," "Special Factors—Interests of Our Directors and Officers in the Merger" and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

        (b)   Securities Transactions.    None.

Item 12.    The Solicitation Or Recommendations.

        (d)   Intent to Tender or Vote in a Going-Private Transaction.    The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Interests of Our Directors and Officers in the Merger," "Summary Term Sheet—The Special Meeting," "Special Factors—Interests of Our Directors and Officers in the Merger" and "The Special Meeting—Voting Rights; Vote Required for Adoption" is incorporated herein by reference.

        (e)   Recommendations of Others.    The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Recommendation of Our Board of Directors; Fairness of the Merger," "Special Factors—Recommendation of Our Board of Directors; Fairness of the Merger," "Special Factors—Our Position as to the Procedural Fairness of the Merger," "Special Factors—The Position of Green Equity Investors, GEI Capital, Mercury Man Holdings Corporation and Nectar Merger Corporation as to the Fairness of the Merger," "Special Factors—The Position of the Management Investors as to the Fairness of the Merger," "Special Factors—Purpose and Reasons for the Merger" and "Special Factors—Structure of the Merger" is incorporated herein by reference.

Item 13.    Financial Statements.

        (a)   Financial Information.    The information set forth in the Proxy Statement under the captions "Summary Term Sheet—Selected Consolidated Financial Data of FTD, Inc." and "Summary Term Sheet—Recent Developments" is incorporated herein by reference. The audited financial statements of FTD as of and for the two fiscal years ended June 30, 2002 and June 30, 2003 are hereby expressly incorporated herein by reference to Part IV, Item 15 of FTD's Annual Report on Form 10-K for the year ended June 30, 2003. The unaudited financial statements of FTD as of and for the quarter and three months ended September 30, 2003 are hereby expressly incorporated by reference to Part I, Item I of FTD's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

        (b)   Pro Forma Information.    The information set forth in the Proxy Statement under the caption "Special Factors—Effects of the Merger; Plans or Proposals After the Merger" is incorporated herein by reference.

Item 14.    Persons/Assets, Retained, Employed, Compensated Or Used.

        (a)-(b)    Solicitations or Recommendations; Employees and Corporate Assets.    The information set forth in the Proxy Statement under the captions "Special Factors—Background of the Merger," "Special Factors—Opinion of Goldman, Sachs & Co." and "The Special Meeting—Solicitation of Proxies" is incorporated herein by reference.

Item 15.    Additional Information.

        (b)   Other Material Information.    The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.    Exhibits.

        (a)(1)    Definitive Proxy Statement filed with the Securities and Exchange Commission on January 21, 2004 (incorporated herein by reference).

        (a)(2)    Proxy Card (included in the Proxy Statement and incorporated herein by reference).

        (b)   Commitment Letter, dated October 5, 2003, among Credit Suisse First Boston, UBS AG, UBS Securities LLC and Mercury Man Holdings Corporation (included as Exhibit (b) to Schedule 13E-3 filed on November 10, 2003 and incorporated herein by reference).

        (c)(1)    Opinion of Goldman, Sachs & Co., incorporated herein by reference to Annex B to the Proxy Statement.

        (c)(2)    Materials presented by Goldman, Sachs & Co. to the FTD Board of Directors on October 5, 2003 (included as Exhibit (c)(2) to Schedule 13E-3 filed on November 10, 2003 and incorporated herein by reference).

        (d)(1)    Agreement and Plan of Merger, dated as of October 5, 2003, by and among FTD, Inc., Mercury Man Holdings Corporation and Nectar Merger Corporation, incorporated herein by reference to Annex A to the Proxy Statement.

        (d)(2)    Voting Agreement, dated as of October 5, 2003, between Mercury Man Holdings Corporation and each of Perry Acquisition Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Special Situations Holdings, LLC and Richard C. Perry, incorporated herein by reference to Annex D to the Proxy Statement.

        (d)(3)    Voting Agreement, dated as of October 5, 2003, between Mercury Man Holdings Corporation and each of Bain Capital Fund IV, L.P., Bain Capital Fund IV B, L.P., Information Partners Capital Fund, L.P., BCIP Associates and BCIP Trust Associates, L.P., incorporated herein by reference to Annex E to the Proxy Statement.

        (d)(4)    Voting Agreement, dated as of October 5, 2003, between Mercury Man Holdings Corporation and each of Silverado V Corp., Silverado II Corp. and FleetBoston Financial Foundation, incorporated herein by reference to Annex F to the Proxy Statement.

        (f)    Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex C to the Proxy Statement.

        (g)   None.

SIGNATURE

        After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2004	FTD, INC.
	By:	/s/ ROBERT L. NORTON
		Name:	Robert L. Norton
		Title:	Chairman of the Board and Chief Executive Officer
MERCURY MAN HOLDINGS CORPORATION
	By:	/s/ JOHN M. BAUMER
		Name:	John M. Baumer
		Title:	Vice President
NECTAR MERGER CORPORATION
	By:	/s/ JOHN M. BAUMER
		Name:	John M. Baumer
		Title:	Vice President
GREEN EQUITY INVESTORS IV, L.P.
	By:	GEI Capital IV, LLC,
	Its:	General Partner
	By:	/s/ PETER J. NOLAN
		Name:	Peter J. Nolan
		Title:	Manager
GEI CAPITAL IV, LLC
	By:	/s/ PETER J. NOLAN
		Name:	Peter J. Nolan
		Title:	Manager

ROBERT L. NORTON
By:	/s/ ROBERT L. NORTON
	Name:	Robert L. Norton
JON R. BURNEY
By:	/s/ JON R. BURNEY
	Name:	Jon R. Burney
ANN M. HOFFERBERTH
By:	/s/ ANN M. HOFFERBERTH
	Name:	Ann M. Hofferberth
LAWRENCE W. JOHNSON
By:	/s/ LAWRENCE W. JOHNSON
	Name:	Lawrence W. Johnson
GEORGE T. KANGANIS
By:	/s/ GEORGE T. KANGANIS
	Name:	George T. Kanganis
TIMOTHY D. MELINE
By:	/s/ TIMOTHY D. MELINE
	Name:	Timothy D. Meline
DANIEL W. SMITH
By:	/s/ DANIEL W. SMITH
	Name:	Daniel W. Smith
WILLIAM J. VAN CLEAVE
By:	/s/ WILLIAM J. VAN CLEAVE
	Name:	William J. Van Cleave
CARRIE A. WOLFE
By:	/s/ CARRIE A. WOLFE
	Name:	Carrie A. Wolfe

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Definitive Proxy Statement filed with the Securities and Exchange Commission on January 21, 2004 (incorporated herein by reference).
(a)(2)	Proxy Card (included in the Proxy Statement and incorporated by reference herein).
(b)
Commitment Letter, dated October 5, 2003, among Credit Suisse First Boston, UBS AG, UBS Securities LLC and Mercury Man Holdings Corporation (included as Exhibit (b) to Schedule 13E-3 filed on November 10, 2003 and incorporated herein by reference).
(c)(1)	Opinion of Goldman, Sachs & Co., incorporated herein by reference to Annex B to the Proxy Statement.
(c)(2)
Materials presented by Goldman, Sachs & Co. to the FTD Board of Directors on October 5, 2003 (included as Exhibit (c)(2) to Schedule 13E-3 filed on November 10, 2003 and incorporated herein by reference).
(d)(1)
Agreement and Plan of Merger, dated as of October 5, 2003, by and among FTD, Inc., Mercury Man Holdings Corporation and Nectar Merger Corporation, incorporated herein by reference to Annex A to the Proxy Statement.
(d)(2)
Voting Agreement, dated as of October 5, 2003, between Mercury Man Holdings Corporation and each of Perry Acquisition Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Special Situations Holdings, LLC and Richard C. Perry, incorporated herein by reference to Annex D to the Proxy Statement.
(d)(3)
Voting Agreement, dated as of October 5, 2003, between Mercury Man Holdings Corporation and each of Bain Capital Fund IV, L.P., Bain Capital Fund IV B, L.P., Information Partners Capital Fund, L.P., BCIP Associates and BCIP Trust Associates, L.P., incorporated herein by reference to Annex E to the Proxy Statement.
(d)(4)
Voting Agreement, dated as of October 5, 2003, between Mercury Man Holdings Corporation and each of Silverado V Corp., Silverado II Corp. and FleetBoston Financial Foundation, incorporated herein by reference to Annex F to the Proxy Statement.
(f)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex C to the Proxy Statement.
(g)	None.

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INTRODUCTION
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity And Background Of The Filing Person.
  Item 4. Terms Of The Transaction.
  Item 5. Past Contacts, Transactions, Negotiations And Agreements.
  Item 6. Purposes Of The Transaction And Plans Or Proposals.
  Item 7. Purposes, Alternatives, Reasons And Effects.
  Item 8. Fairness Of The Transaction.
  Item 9. Reports, Opinions, Appraisals And Negotiations.
  Item 10. Source And Amounts Of Funds Or Other Consideration.
  Item 11. Interest In Securities Of The Subject Company.
  Item 12. The Solicitation Or Recommendations.
  Item 13. Financial Statements.
  Item 14. Persons/Assets, Retained, Employed, Compensated Or Used.
  Item 15. Additional Information.
  Item 16. Exhibits.
SIGNATURE
EXHIBIT INDEX